UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

PEARSON plc

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand

London, England WC2R 0RL

 44-20-7010-2000

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC

(the "Company")

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Melinda Wolfe
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in Pearson plc (each ADR represents one ordinary share of 25 pence in Pearson plc) ISIN: US7050151056
b)	Nature of the transaction	Purchase of ADRs arising from Company's Dividend Reinvestment Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: $8.9741 per ADR	2,955
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 2,955 ADRs Aggregated price: $26,518.4655
e)	Date of the transaction	17 May 2017 (Purchase Date) 22 May 2017 (Settlement Date)
f)	Place of the transaction	New York Stock Exchange (XNYS)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 25 May 2017
By: /s/ NATALIE DALE

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Natalie Dale
Deputy Company Secretary